

July 31, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040
Federative Republic of Brazil

     Re: AZUL SA
        Form 20-F for Fiscal Year Ended December 31, 2018
        Response Dated July 18, 2019
        File No. 001-38049

Dear Mr. Malfitani :

    We have reviewed your July 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 3. Key Information
Statement of Operations Data, page 9

1.   We note your response to our prior comment one. Please revise to add a footnote to this reconciliation table to disclose the nature of and the quantification of items included in the adjustment titled "Non-recurring events."

    We note that you have included an adjustment for the "loss of revenue from use of such jets estimated at R$51.2 million." This adjustment appears to be calculated using tailored revenue recognition and measurement methods. Please tell us how you determined that your disclosure of this measure complies with Question 100.04 of staff's Compliance and Disclosure Interpretations ("C&DI") on "Non-GAAP Financial Measures." Alternatively, please revise to remove this adjustment.

Additionally, it appears that the reconciliation of EBITDA to Adjusted EBITDA for 2018 in both currencies is not calculated correctly. Please revise accordingly. Please note that this also impacts your calculation of Adjusted EBITDAR and Adjusted EBITDAR margin.

Item 5 – Operating and Financial Review and Prospects
Disclosure of Contractual Obligations, page 103

2.   We note your response to our prior comment two. Your purchase commitments for the acquisition of aircraft of R$14.9 billion appear to meet the definition of purchase obligations per Form 20-F Item 5. F. 2 which states "purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction". Accordingly please revise your contractual obligations disclosure to include these commitments for aircraft acquisition within the table.

We note from your response that interest in the table is accrued and unpaid interest related to loans and financings contracted by the Company. However, as the contractual obligation table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine which interest rates to use. Accordingly, please revise to include the scheduled interest payments and footnote disclosure discussing what interest rate was used and how it was determined.

Please provide us with a copy of your intended revised disclosure.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure